                                                                  Exhibit 99.1

                                   [SAP LOGO]

FOR IMMEDIATE RELEASE

                                            Contact: Gundolf Moritz
                                                     SAP AG
                                                     011-49-6227-7-44872
                                                         -or-
                                                     David Lowy
                                                     Taylor Rafferty, New York
                                                     212-889-4350


SAP REPORTS THIRD QUARTER RESULTS

     o        Revenues Up 27%
     o        Operating Income (excluding STAR) Up 89%
     o        mySAP.com Revenue Share Up to 61%

WALLDORF - OCTOBER 19, 2000 -- SAP AG (NYSE: SAP), the leading provider of collaborative e-business software solutions, today announced its results for the quarter ended September 30, 2000. In the third quarter, revenues rose 27% over the same period last year to Euro 1.42 billion (1999: Euro 1.12 billion). Operating income before charges for the employee stock appreciation rights program (STAR) was up 89% to Euro 202 million (1999: Euro 107 million). Pre-tax profit excluding STAR increased 100% to Euro 208 million (1999: Euro 104 million); pre-tax profit including STAR increased 95% to Euro 154 million (1999:
Euro 79 million). Net income in the quarter increased 96% to Euro 88 million (1999: Euro 45 million). Third quarter earnings per share increased 100% to Euro 0.28 per share (1999: Euro 0.14).

Sales of mySAP.com, SAP's leading e-business platform, accelerated to Euro 294 million in the quarter or 61% of total license revenues, compared to 47% in the second quarter. New customers accounted for 49% of mySAP.com sales.

"In the third quarter, mySAP.com established itself as the leading e-business platform," said Hasso Plattner, Co-Chairman and CEO of SAP AG. "The market clearly understands the power of our new solutions and the number of installed supply chain, customer relationship management and business intelligence systems is growing rapidly. We are going to capitalize on this deepened understanding to speed acceptance of our new technology."

In the third quarter, product revenues increased to Euro 913 million (1999:Euro 611 million). License revenues, which are comprised of mySAP.com sales as well as component based software sales, rose 53% to Euro 480 million (1999:Euro 314 million). Consulting revenues increased 2% toEuro 404 million (1999:Euro 398 million). Training revenues grew 6% to Euro 95 million (1999:Euro 90 million).

In the third quarter, SAP's operating margin (before STAR) improved to 14% from 10% in last year's third quarter. STAR expenses for the quarter increased 116% to Euro 54 million (1999: Euro 25).

"We had a very good third quarter as mySAP.com awareness grew and our US organization continued to rebuild," said Henning Kagermann, Co-Chairman and CEO of SAP AG. "Moving into the fourth quarter, we expect demand to keep growing. While the fourth quarter of 1999 was extremely strong, we still expect solid top line improvement for the fourth quarter of 2000."


NINE MONTHS RESULTS

Sales for the first nine months of 2000 grew 19% to Euro 4.1 billion from Euro 3.46 billion in the same period last year. Pre-tax profit in the first nine months before charges for STAR were up 60% to Euro 830 million (1999: Euro 520 million); pre-tax profit including STAR decreased 11% to Euro 442 million (1999:
Euro 499 million). Net income in the first nine months fell by 9% to Euro 260 million (1999: Euro 285).


HIGHLIGHTS IN THE QUARTER

o New mySAP.com customers in the 3rd quarter include: in the Americas, Exxon Mobil, Molex, Interconnect Technologies Division; in Europe, Air Liquide, Eggsbenefit.com, Usinor; in Asia/Pacific, Cheil Jedang, Kyushu Electric Power Company, Singapore Airlines, Tokyo Broadcasting System.

o SAP AG unveiled a wide-ranging, global advertising and promotional awareness campaign designed to build upon its success as the world's leading provider of e-business solutions. The announcement was made in September at the Indianapolis Motor Speedway, site of the SAP United States Grand Prix Formula One racing, one of the most famous racing venues in the world. The campaign includes print and television advertisements to be run in more than 25 countries.

o SAPMarkets Inc., the SAP AG subsidiary dedicated to creating and powering globally interconnected business-to-business marketplaces, and Commerce One, Inc. announced availability of both MarketSet and Enterprise Buyer, their jointly developed next-generation e-business offerings that combine Commerce One's leading e-marketplace infrastructure with e-procurement, supply chain, product planning and analysis applications from SAP and SAPMarkets. The SAPMarkets and Commerce One "dream team" have now delivered their first joint solution to e-marketplace customers: the "Quadrem" Metals and Mining procurement marketplace, created by 16 companies in a $200 billion procurement market, and "Enporion", an open, global exchange for the energy industry founded by five North American power utilities. Other significant customer wins include corProcure, ForestExpress and the marketplace for the engineering industry ec4ec (more see: www.sapmarkets.com).

o SAP AG announced a broad realignment of its global development force of almost 6,000 people worldwide. SAP is establishing six General Business Units (GBUs) to manage its applications development activities; seven Industry Business Sectors, responsible for the development of mySAP.com industry solutions; and three additional GBUs, responsible for particular technologies. The changes will create a more nimble organization, enabling SAP to better respond to the fast-changing needs of its customers and the overall market.


CONFERENCE CALL AND WEBCAST

SAP senior management will host a conference call today at 5:00 PM (CET) / 4:00 PM (GMT) / 11:00 AM (EDT) / 8:00 AM (PDT). The conference call will be webcast live at http://www.sap.com/investor and will be available for replay purposes as well.

KEY FIGURES AT A GLANCE (IN EUR MILLIONS)

SAP GROUP

------------------------------------------------------------------------------------------------------------------
                                      3Q 2000                3Q 1999                 CHANGE              % CHANGE
------------------------------------------------------------------------------------------------------------------
Revenues                                1,421                  1,123                    298                    27
------------------------------------------------------------------------------------------------------------------
License revenues                          480                    314                    166                    53
------------------------------------------------------------------------------------------------------------------
mySAP.com revenues                        294
------------------------------------------------------------------------------------------------------------------
Income before taxes                       154                     79                     75                    95
==================================================================================================================
Net income                                 88                     45                     43                    96

------------------------------------------------------------------------------------------------------------------
Headcount                              23,792                 21,086                  2,706                    13
(September 30)

REVENUE BY REGION (IN EUR MILLIONS)

------------------------------------------------------------------------------------------------------------------
                           REVENUE        REVENUE                LICENSE REVENUES 3Q    LICENSE REVENUES 3Q
                           3Q 2000        3Q 1999                       2000                   1999
------------------------------------------------------------------------------------------------------------------
Americas                       574            492                        188                    128
------------------------------------------------------------------------------------------------------------------
Asia Pacific                   208            125                         92                     44
------------------------------------------------------------------------------------------------------------------
EMEA                           639            506                        200                    142



Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe," "estimate," "intend," "may," "will," "expect," and "project" and similar expressions as they relate to the Company are intended to identify such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 1999 filed with the SEC on April 7, 2000. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

SAP AG preference and common shares are listed on the Frankfurt Stock Exchange as well as a number of other exchanges. In the US, SAP's American Depositary Receipts (ADRs), each worth one-fourth of a preference share, trade on the New York Stock Exchange under the symbol "SAP". SAP is a component of the DAX, the index of 30 German blue chip companies.

Information on the SAP AG preference shares is available on Bloomberg under the symbol SAP3 GR, on Reuters under SAPG_p.F or DE and on Quotron under SAGVD.EU. Information on the SAP common shares is available on Bloomberg under the symbol SAP GR, on Reuters under SAPG.F and on Quotron under SAGR.EU. Additional information is available on SAP AG's home page:
http://www.sap.com

CONSOLIDATED INCOME STATEMENTS - 3RD QUARTER
SAP Group (in Euro millions)


---------------------------------------------------------------------------------------------------
                                                              2000           1999          (DELTA)
---------------------------------------------------------------------------------------------------
           Software revenue                                     480            314             53%
           Maintenance revenue                                  433            297             46%
       Product revenue                                          913            611             49%
           Consulting revenue                                   404            398              2%
           Training revenue                                      95             90              6%
       Service revenue                                          499            488              2%
       Other revenue                                              9             24            -63%
---------------------------------------------------------------------------------------------------
TOTAL REVENUE                                                 1,421          1,123             27%
---------------------------------------------------------------------------------------------------

       Cost of product                                         -167           -101             65%
       Cost of service                                         -411           -394              4%
       Research and development                                -213           -165             29%
       Sales and marketing                                     -336           -283             19%
       General and administration                               -86            -63             37%
       Other expenses                                            -6            -10            -40%
---------------------------------------------------------------------------------------------------
TOTAL OPERATING EXPENSE                                      -1,219         -1,016             20%
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
OPERATING INCOME EXCL. STAR                                     202            107             89%
---------------------------------------------------------------------------------------------------

       STAR expense                                             -54            -25            116%

---------------------------------------------------------------------------------------------------
OPERATING INCOME INCL. STAR                                     148             82             80%
---------------------------------------------------------------------------------------------------

Other non-operating income/
expenses, net 1)                                                  5             -6           -183%
Financial income, net 2)                                          1              3            -67%
---------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                      154             79             95%
---------------------------------------------------------------------------------------------------

Income taxes                                                    -62            -33             88%
Minority interest                                                -4             -1            300%
---------------------------------------------------------------------------------------------------
NET INCOME                                                       88             45             96%
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
BASIC EARNINGS PER SHARE (IN Euro) 3)
---------------------------------------------------------------------------------------------------
       Ordinary shares                                         0.28           0.14            100%
       Preference shares                                       0.28           0.14            100%

-----------------------------------------------------------------------------------
DSO (IN DAYS) 4)                                                104            110
-----------------------------------------------------------------------------------

-----------------------------------------------------------------------------------
TAX RATE (AS A PERCENTAGE)                                    40.3%          41.8%
-----------------------------------------------------------------------------------

Figures are reported according to US-GAAP.

CONSOLIDATED INCOME STATEMENTS - 1ST - 3RD QUARTER
SAP Group (in Euro millions)

---------------------------------------------------------------------------------------------------
                                                              2000            1999          (DELTA)
---------------------------------------------------------------------------------------------------

           Software revenue                                   1,403           1,121            25%
           Maintenance revenue                                1,202             841            43%
      Product revenue                                         2,605           1,962            33%
           Consulting revenue                                 1,129           1,139            -1%
           Training revenue                                     290             306            -5%
      Service revenue                                         1,419           1,445            -2%
      Other revenue                                              78              52            50%
---------------------------------------------------------------------------------------------------
TOTAL REVENUE                                                 4,102           3,459            19%
---------------------------------------------------------------------------------------------------

      Cost of product                                          -443            -304            46%
      Cost of service                                        -1,171          -1,202            -3%
      Research and development                                 -609            -471            29%
      Sales and marketing                                    -1,044            -787            33%
      General and administration                               -248            -167            49%
      Other expenses                                            -11             -28           -61%
---------------------------------------------------------------------------------------------------
TOTAL OPERATING EXPENSE                                      -3,526          -2,959            19%
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
OPERATING INCOME EXCL. STAR                                     576             500            15%
---------------------------------------------------------------------------------------------------

      STAR expense                                             -388             -21          1748%

---------------------------------------------------------------------------------------------------
OPERATING INCOME INCL. STAR                                     188             479           -61%
---------------------------------------------------------------------------------------------------

Other non-operating income/
expenses, net 1)                                                -38             -19           100%
Financial income, net 2)                                        292              39           649%
---------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                      442             499           -11%
---------------------------------------------------------------------------------------------------

Income taxes                                                   -177            -212           -17%
Minority interest                                                -5              -2           150%
---------------------------------------------------------------------------------------------------
NET INCOME                                                      260             285            -9%
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
BASIC EARNINGS PER SHARE (IN Euro) 3)
---------------------------------------------------------------------------------------------------
      Ordinary shares                                          0.82            0.90            -9%
      Preference shares                                        0.83            0.92           -10%

------------------------------------------------------------------------------------
DSO (IN DAYS) 4)                                                104             110
------------------------------------------------------------------------------------

------------------------------------------------------------------------------------
TAX RATE (AS A PERCENTAGE)                                    40.0%           42.5%
------------------------------------------------------------------------------------



Figures are reported according to US-GAAP.

CONSOLIDATED BALANCE SHEET
SAP Group (in Euro millions)

ASSETS

-----------------------------------------------------------------------------------------------------------------------
                                                                                    09/30/2000              12/31/1999
-----------------------------------------------------------------------------------------------------------------------
Intangible Assets                                                                          127                     120
-----------------------------------------------------------------------------------------------------------------------
Property, plant and equipment                                                              853                     794
-----------------------------------------------------------------------------------------------------------------------
Financial Assets 5)                                                                        718                     610
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
FIXED ASSETS                                                                             1,698                   1,524
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
Inventories/Accounts receivables                                                         1,931                   2,157
-----------------------------------------------------------------------------------------------------------------------
Liquid Assets                                                                            1,048                     810
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS                                                                           2,979                   2,967
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
DEFERRED TAXES                                                                             306                     284
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
PREPAID EXPENSES                                                                           148                      52
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                             5,131                   4,827
-----------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY AND LIABILITIES
-----------------------------------------------------------------------------------------------------------------------
                                                                                    09/30/2000              12/31/1999
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY 6)                                                                  2,683                   2,559
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
MINORITY INTEREST                                                                           57                       9
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
RESERVES AND ACCRUED LIABILITIES                                                         1,142                   1,278
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
OTHER LIABILITIES                                                                          695                     605
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
DEFERRED INCOME                                                                            554                     376
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES                                               5,131                   4,827
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------

Figures are reported according to US-GAAP.

1) Amount includes non-recurring item of approximately Euro 40 million of pre-tax gain on initial public offering of a majority owned subsidiary

2) Amount includes non-recurring item of approximately Euro 25 million pre-tax exit costs relating to an equity investment

3)   Adjusted for three for one stock split

4)   Based upon 12 month period ended September 30, 2000.

5) In September 2000, the company entered into a call option to hedge the cash flow exposure resulting from the non-vested STAR expense. Under the terms of the call option, the Company may elect to receive cash equal to a portion of the appreciation for 1.5 million SAP Preference Shares in excess of a fixed price per share. The call option is recorded in Financial Assets at its fair market value. Changes in fair value are recorded through earnings and shareholders' equity depending upon the effectiveness of the hedging relationship. The call option expires in February, 2001

6) In September 2000, the company sold a put option through a private placement with an institutional investor. The put option, if exercised, entitles the holder to sell 1.5 million SAP Preference Shares to the Company for a fixed price per share with limitations on the maximum exposure to the Company. The put option is recorded in Shareholders' Equity at its original fair market value. Changes in fair value do not impact earnings as a result of the option's settlement terms. The put option expires in February, 2001.